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                                                                 EXHIBIT (a)(7)

This Email will confirm that:

                  (1) The Offer Period for the Employee Option Exchange Program was not extended and successfully closed at 12:00 Midnight, Eastern Time, on June 23, 2001;

                  (2) All options elected for exchange by employees meet the criteria set forth in the Offer and have been accepted for exchange by the Company;

                  (3) All options elected for exchange by employees have been CANCELLED by the Company as of 9:00am today.

For those employees who were hired on or between January 1, 2000 and February 28, 2001 and elected NOT to participate in the exchange offer, your new option grant equal to 20% of your hire date stock option grant will be priced at the closing price of Progenics common stock, as quoted by the Nasdaq National Market, for Friday, June 22, 2001. This closing price was $19.15. The grant date for these new option grants will be June 25, 2001 and will vest in ratably over the next five (5) years. You will receive an option certificate in due course.

If you have any questions, please do not hesitate to contact Gina Clements, Rob McKinney or myself.

Best regards,
Philip

Philip K. Yachmetz
General Counsel
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York  10591

Tel: 914.789.2809 (Direct Dial)
Tel: 914.789.2800 (Reception)
Fax: 914.789.2856 (Direct Fax)